UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statement of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama

June 28, 2010

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	$4,552,881	$5,693,643
Mutual Funds	7,497,115	5,439,056

	12,049,996	11,132,699

Nonparticipant directed:
Life insurance contracts	0	32,364

Total Investments	12,049,996	11,165,063

Receivables:
Employer contributions	0	889
Participant contributions	0	888
Accrued interest and dividends	29,252	77,390

Total Receivables	29,252	79,167

Cash	0	45,262

Net assets available for benefits	$12,079,248	$11,289,492

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

2009
Additions to net assets attributed to:
Investments:
Interest and dividend income	$182,823
Net unrealized/realized appreciation in fair value of investments	404,641

Net investment income	587,464

Contributions:
Employer	411,990
Participant	518,739

Total contributions	930,729

Total additions	1,518,193

Deductions from net assets attributed to:
Benefit payments to participants	724,762
Administration fees	3,675

Total deductions	728,437

Net increase in net assets available for benefits	789,756

Net assets available for benefits at beginning of year	11,289,492

Net assets available for benefits at end of year	$12,079,248

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the “Company”):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to a total of $16,500 of pretax annual compensation, as defined in the Plan and subject to applicable limitations of the Internal Revenue Code. Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis of up to $5,500. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company may, at its discretion, match 100% of the participants’ pretax deferrals up to a total of 6% of base compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match, Plan earnings, and reduced for any Plan losses and administration expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants were immediately vested in their contributions, the Company’s matching contributions and the earnings thereon. Prior to January 1, 2003, participants were immediately vested in their contributions, but subject to a six year vesting schedule in employer contributions.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Prior to January 1, 2003, participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any employer contributions received for that Plan year. The forfeitures were used to reduce future employer contributions to the Plan. Effective January 1, 2003, participants were immediately vested in contributions; therefore, the Plan no longer has forfeitures to reduce future employer contributions to the Plan.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or dependent; paying unreimbursed medical bills; or alleviating other certain financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to their estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their contributions and the Company’s match thereon.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way that companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content. The FASB uses Accounting Standards Updates (“ASUs”) to amend the ASC.

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with GAAP. Income on securities is recorded on the accrual basis, and investments are recorded at fair value as stated below.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

ASC Topic 820 Fair Value Measurements and Disclosures – Additional new authoritative accounting guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Plan adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the financial statements.

Further new authoritative accounting guidance related to ASC Topic 820, (ASU 2009-5), provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset; (ii) quoted prices for similar liabilities or similar liabilities when traded as assets; or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that, when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The foregoing new authoritative accounting guidance under ASC Topic 820 became effective for periods ending after October 1, 2009 and did not have a significant impact on the Plan’s financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), was issued in September 2009. The FASB issued this update, which provides guidance on estimating the fair value of a plan’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations, and all applicable disclosures are included in these financial statements.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 9 for further discussion of subsequent events.

NOTE 3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Common Stock, United Security Bancshares, Inc.	$4,552,881	$5,693,643
Federated Prime Obligations	2,269,075	1,239,305
American Funds Growth Fund of America R3	860,115	579,664
Federated Stock Trust	724,336	589,393
Federated Total Return Bond SS	604,006	544,439

For the year ended December 31, 2009, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common Stock, United Security Bancshares, Inc.	$(482,022)
Mutual Funds	886,663

Total	$404,641

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in active markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

Life insurance policies: Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December, 2009
Description	Level 1	Level 2	Level 3	Total

Common Stock, United Security Bancshares, Inc.	$4,552,881	$0	$0	$4,552,881
Equity Mutual Funds	2,777,352	0	0	2,777,352
Money Market Mutual Funds	2,421,011	0	0	2,421,011
Bond Mutual Funds	1,052,114	0	0	1,052,114
Mixed Allocation Mutual Funds	922,921	0	0	922,921
International Equity Mutual Funds	323,717	0	0	323,717

Total	$12,049,996	$0	$0	$12,049,996

	Assets at Fair Value as of December, 2008
Description	Level 1	Level 2	Level 3	Total

Common Stock, United Security Bancshares, Inc.	$5,693,643	$0	$0	$5,693,643
Equity Mutual Funds	2,073,052	0	0	2,073,052
Money Market Mutual Funds	1,384,873	0	0	1,384,873
Bond Mutual Funds	1,002,499	0	0	1,002,499
Mixed Allocation Mutual Funds	734,832	0	0	734,832
International Equity Mutual Funds	243,800	0	0	243,800
Life Insurance Policies	0	32,364	0	32,364

Total	$11,132,699	$32,364	$0	$11,165,063

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan sponsor for administrative and record keeping services totaled $11,499 for the year ended December 31, 2009.

During the years ended December 31, 2009 and 2008, the Plan purchased 31,900 and 17,988 shares of United Security Bancshares, Inc. common stock at a cost of $535,896 and $320,449, respectively. During the year ended December 31, 2009, the Plan sold 52,300 shares of United Security Bancshares, Inc. for $1,194,353. There were no sales of common stock during 2008.

The Company pays for all legal, accounting and other services on behalf of the Plan.

NOTE 6.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$12,079,248	$11,289,492
Cash to accrual adjustment for accrued interest and dividends	(29,252)	(77,390)

Net assets available for benefits per the Form 5500	$12,049,996	$11,212,102

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$789,756
Cash to accrual adjustment for accrued interest and dividends	48,138

Net increase in net assets available for benefits per the Form 5500	$837,894

NOTE 7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 38% and 50% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2009 and 2008, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

NOTE 9.	SUBSEQUENT EVENTS

The Plan Administration has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	United Security Bancshares, Inc. Common Stock	265,629 shares	**	$4,552,881
	Federated Prime Obligations	2,269,075 shares	**	2,269,075
	American Funds Growth Fund of America R3	31,931 shares	**	860,115
	Federated Stock Trust	35,299 shares	**	724,336
	Federated Total Return Bond SS	55,566 shares	**	604,006
	Dreyfus S&P 500 Index	16,934 shares	**	530,100
	Federated Kaufman Fund A	102,948 shares	**	480,086
	Goldman Sachs Short Duration Govt A	43,463 shares	**	448,108
	American Century 20th Century International Growth	32,898 shares	**	323,717
	Accessor Balanced Allocation Fund	19,172 shares	**	279,720
	Accessor Aggressive Growth Allocation Fund	18,885 shares	**	252,678
	Accessor Growth Allocation Fund	14,056 shares	**	196,786
	Federated Capital Appreciation A	10,352 shares	**	176,154
	Accessor Income and Growth Allocation Fund	10,679 shares	**	154,093
	Accessor U. S. Government Money Market	$151,936 face amount	**	151,936
	Accessor Income Allocation Fund	2,823 shares	**	39,641
	Goldman Sachs Large Value A	620 shares	**	6,561
	American Century 20th Century Ultra Advanced 1	1 share	**	3

				$12,049,996

*	Party-in-interest.
**	Cost not included, funds are participant directed.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 28, 2010	By:	/s/ Robert D. Steen
Robert D. Steen
Vice President and Treasurer of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.